SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On January, 2010 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	( ) Board of Directors	(x) Executive Board	( ) Fiscal Council	( ) Technical or Consultive Agencies	( ) Holding

Initial balance 0
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total

Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales
Final Balance 0
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On January, 2010 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	(x) Board of Directors	( ) Executive Board	( ) Fiscal Council	( ) Technical or Consultive Agencies	( ) Holding

Initial balance 420
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total
Shares	Common				420	0	0

Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Shares	common		Purchase
Total purchase
Sale
Total sales
Final Balance 420
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total
shares	Common				420	0	0

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives
CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On January, 2010 operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	( ) Board of Directors	( ) Executive Board	( ) Fiscal Council	( ) Technical or Consultive Agencies	(x) Holding

Initial balance 741,327,294
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total
Shares	Common shares				708,035,780	78.23	62.53
Shares	Preferred Shares				33,291,514	14.65	2.94
Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
			Purchase
			Total Purchases
Shares	Pref B	BBDTVM	Sales	04	100	304,340	3.043.400,00
Shares	Pref B	BBDTVM	Sales		100	312,938	3.129.380,00
Shares	Pref B	BBDTVM	Sales		100	317,399	3.173,990,00
Shares	Pref B	BBDTVM	Sales		100	323,600	3.236.000,00
Shares	Pref B	BBDTVM	Sales	05	100	326,284	3.262.840,00
Shares	Pref B	BBDTVM	Sales	06	109.9	323,188	3.551.836,12
Shares	Pref B	BBDTVM	Sales	07	100	322,881	3.228.810,00
Shares	Pref B	BBDTVM	Sales	08	100	329,557	3.295.570,00
Shares	Pref B	BBDTVM	Sales	11	100	330,798	3.307.980,00
Shares	Pref B	BBDTVM	Sales	12	120	323,988	3.887.856,00
Shares	Pref B	BBDTVM	Sales	13	120	321,340	3.856.080,00
Shares	Pref B	BBDTVM	Sales	14	120	329,516	3.954.192,00
Shares	Pref B	BBDTVM	Sales	15	104.9	318,836	3.344.589,64
Shares	Pref B	BBDTVM	Sales	18	100	309,691	3.096.910,00
Shares	Pref B	BBDTVM	Sales	19	100	311,600	3.116.000,00
Shares	Pref B	BBDTVM	Sales	20	100	312,751	3.127.510,00
Shares	Pref B	BBDTVM	Sales		100	309,611	3.096.110,00
Shares	Pref B	BBDTVM	Sales		50	308,808	1.544.040,00
Shares	Pref B	BBDTVM	Sales	21	150	314,149	4.712.235,00
Shares	Pref B	BBDTVM	Sales		100	315,176	3.151.760,00
Shares	Pref B	BBDTVM	Sales	22	300	345,855	10.375.650,00
Shares	Pref B	BBDTVM	Sales		200	335,000	6.700.000,00
Shares	Pref B	BBDTVM	Sales		166	350,080	5.811.328,00
Shares	Pref B	BBDTVM	Sales	26	100	347,361	3.473.610,00
Shares	Pref B	BBDTVM	Sales		100	349,031	3.490.310,00
Shares	Pref B	BBDTVM	Sales	27	100	335,107	3.351.070,00
Shares	Pref B	BBDTVM	Sales	28	200	332,161	6.643.220,00
Shares	Pref B	BBDTVM	Sales	29	200	343,015	6.860.300,00
Shares	Pref B	BBDTVM	Sales		100	342,223	3.422.230,00
			Total sales		3.540.800		106.898.036,76
Final Balance 740,686,794
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total
Shares	Common shares				708,035,780	78.23	62.53
Shares	Preferred Shares				32,651,014	14.37	2.88

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On January, 2010 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	( ) Board of Directors	( ) Executive Board	( ) Fiscal Council	(x) Technical or Consultive Agencies	( ) Holding

Initial balance 6,004
Security/ Derivative	Bond characteristics	Quantity	% of Participation
Same group/ class	Total
Shares	Preferred A	4	0	0
Shares	Common	5,400	0	0
Shares	Preferred A	300	0	0
Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales
Final Balance 6,000
Security/ Derivative	Bond characteristics	Quantity	% of participation
Same group/ class	Total
Shares	Common	5,700	0	0
Shares	Preferred B	300	0	0

Guide for publishing and use of information and policy for negotiation of securities issued by eletrobrás	Annex III (Part II)

Negotiations relating to Eletrobrás Securities and Its Derivatives

CONSOLIDATED FORM
Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On January, 2010 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobrás
Group and Associated Persons	( ) Board of Directors	( ) Executive Board	(x) Fiscal Council	( ) Technical or Consultive Agencies	( ) Holding

Initial balance 0
Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total

Monthly Changes
Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales
Final Balance 0
Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 09, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.